Exhibit 99.1

Nano Dimension Reports Preliminary Third Quarter 2018 Results

Company expects to report record revenues of approximately $1.6 million for the third quarter of 2018

Ness Ziona, Israel, October 15, 2018 – Nano Dimension, a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced selected preliminary unaudited estimates of financial results for the third quarter of 2018. The Company plans to release its full third-quarter 2018 financial results, as scheduled, on November 15, 2018.

The Company expects to report a record estimated revenue of $1.6 million for the third quarter of 2018, compared with $1,088,000 in the second quarter of 2018, and $143,000 in the third quarter of 2017. The Company expects to report revenues of approximately $3,323,000 for the nine-month period ended September 30, 2018, compared with $414,000 for the nine-month period ended September 30, 2017.

“We are very pleased with the healthy sequential growth in revenue of approximately 47% for the quarter driven by increased sales of end-user systems from the expansion of our global sales channel,” said Amit Dror, CEO of Nano Dimension. “We expect this growth trajectory to continue during the fourth quarter and beyond as we effectively execute our revenue growth and geographical expansion plans and expand the breadth of our applications.”

During the third quarter, the Company reached significant milestones, including becoming a certified U.S. Department of Defense vendor, which strengthened its position and sales in the U.S. defense vertical.

The preliminary results and estimates presented in this release are based on current expectations and are subject to period-end closing adjustments and completion of review procedures. Actual results may differ.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading additive electronics provider of precision 3D printed electronics that is disrupting, reshaping, and defining how functional and connected products are made. With its unique additive manufacturing technologies, Nano Dimension targets the growing demand for electronic devices that require sophisticated features. Demand for circuitry, including PCBs, sensors and antennas - which are the heart of electronic devices - cover a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for short-run manufacturing and rapid prototyping. For more information, please visit www.nano-di.com, https://www.nano-di.com/blog.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses preliminary unaudited estimates of financial results and that it expects growth trajectory to continue during the fourth quarter and beyond as it effectively executes its revenue growth and geographical expansion plans and expands the breadth of its applications. Though these preliminary results are what we currently expect to report as part of our final results, they may change as we complete our quarterly process and audit. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com